UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

FLOOR & DECOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

William Wardlaw

FS Capital Partners VI, LLC

11100 Santa Monica Boulevard, Suite 1900

Los Angeles, California 90025

Tel No: (310) 444-1822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Equity Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,224,262 * (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 4,117,860 (See Items 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,262 * (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 4,117,860 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 174,924 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 8,931,478 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Affiliates VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 174,924 (See Item 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 4,117,860 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 174,924 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 8,931,478 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Capital Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 13,224,262 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 4,292,784 ** (See Item 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,224,262 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.9% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 4,117,860 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 174,924 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 8,931,478 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of May 7, 2020. The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

** Consists of 4,292,784 shares of Class A common stock in the aggregate held by FS Equity VI and FS Affiliates VI.

Explanatory Note

This Amendment No. 8 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 12, 2017, Amendment No. 1 to the Schedule 13D filed on July 27, 2017, Amendment No. 2 to the Schedule 13D filed on November 22, 2017, Amendment No. 3 to the Schedule 13D filed on May 29, 2018, Amendment No. 4 to the Schedule 13D filed on September 18, 2018, Amendment No. 5 to the Schedule 13D filed on March 4, 2019, Amendment No. 6 to the Schedule 13D filed on August 9, 2019 and Amendment No. 7 to the Schedule 13D filed on November 18, 2019 (together, the “Original Schedule 13D” and together with this Amendment No. 8, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 1.         Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the Class A common stock, $0.001 par value per share (the “Common Stock”), of Floor & Decor Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2500 Windy Ridge Parkway, SE, Atlanta, GA 30339.

Item 4.     Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         Aggregate number and percentage of securities.

As of May 7, 2020, FS Equity VI directly holds 4,117,860 shares of Common Stock and FS Affiliates VI directly holds 174,924 shares of Common Stock.

The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Common Stock as follows:

Name of Reporting Person	Number of Shares Beneficially Owned
FS Capital Partners	4,292,784
FS Equity VI	4,117,860
FS Affiliates VI	174,924
Reporting Persons as a group	4,292,784

FS Capital Partners, by virtue of being the sole general partner of FS Equity VI and FS Affiliates VI, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity VI and FS Affiliates VI and reported on the cover pages to this Schedule 13D for such Reporting Person. FS Equity VI disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates VI. FS Affiliates VI disclaims beneficial ownership of the shares of Common Stock held by FS Equity VI.  See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, as of May 7, 2020, ACOF in the aggregate holds 8,931,478 shares of Common Stock which are included in Items 8 and 11 of the cover pages to this Schedule 13D. The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with ACOF as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by ACOF, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on an aggregate of 102,311,502 shares of Common Stock outstanding as of April 28, 2020 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 30, 2020.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.  The Reporting Persons expressly disclaim the power to vote or dispose of the shares held by ACOF included in Item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c)          Transactions within the past 60 days. On May 7, 2020, FS Equity VI and FS Affiliates VI sold an aggregate of 1,556,934 and 66,138 shares of Common Stock, respectively, in a block trade in accordance with the requirements of Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). On May 7, 2020, ACOF sold 3,376,928 shares of Common Stock in a block trade in accordance with the requirements of Rule 144 under the Securities Act. Except for the information set forth herein, including in Items 3 and 4, which are incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)          Date ceased to be a 5% owner. Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

In connection with the sale on May 7, 2020 by FS Equity VI and FS Affiliates VI of 1,556,934 and 66,138 shares of Common Stock, respectively, each of FS Equity VI and FS Affiliates VI has agreed not to sell any additional shares of Common Stock during the 30-day period beginning on May 7, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 8, 2020

FS EQUITY PARTNERS VI, L.P.,
a Delaware Limited Partnership

By: FS Capital Partners VI, LLC,
a Delaware Limited Liability Company
Its: General Partner

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President

FS AFFILIATES VI, L.P.,
a Delaware Limited Partnership

By: FS Capital Partners VI, LLC
a Delaware Limited Liability Company
Its: General Partner

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President

FS CAPITAL PARTNERS VI, LLC,
a Delaware Limited Liability Company

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Vice President